October 7, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:          Medovex Corp.
Amendment No. 3 to Confidential Draft Registration Statement on Form S-1
Submitted August 8, 2014
CIK No. 0001591165

Gentlemen:

Enclosed on behalf of our client, Medovex, Corp., (the “Company”) please find Amendment No. 1. to the Form S-1 Registration Statement.  Amendment No. 1 has been prepared to (i) include the requested changes in the opinion of Sichenzia Ross Friedman Ference LLP; (ii) to file outstanding exhibit items (iii) to make certain amendments in response to the comments of FINRA regarding Underwriter’s compensation; (iv) to modify the terms of the offering so that the Class B Warrants are now a part of the Units being offered and the Class B Warrants will also trade on the NASDAQ Capital Market; and (v) to update certain information including disclosure that the Company entered into a non-binding Memorandum of Understanding to acquire a medical technology company (see page 44).

Based on conversations with the Underwriter, the Offering is expected to be commenced in the final week of October.  If you have any additional comments or questions please feel free to call me.

Thank you.

Yours truly,

/s/ Arthur S. Marcus
Arthur S. Marcus